Mail Stop 3561

July 31, 2007

By Facsimile and U.S. Mail

Mr. Michael H. Madison
President and Chief Executive Officer
Cleco Corporation
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana   71360

**Re: Cleco Corporation
Cleco Power LLC
Form 10-K Amendment No. 2 for Fiscal Year Ended December 31, 2006
Filed June 26, 2007**

**Form 10-Q Amendment No. 1 for Fiscal Quarter Ended March 31, 2007
Filed June 26, 2007
File Nos. 1-15759 and 1-05663**

Dear Mr. Madison:

We have reviewed the amendments filed on June 26, 2007 and your response dated June 14, 2007 to our previous letter and we have the following additional comment.

Form 10-K/Amendment No. 1 for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data
Item 15. Exhibits and Financial Statement Schedules, page 119

(3) List of Exhibits – Cleco and Cleco Power

Exhibit 32 (a) and Exhibit 32 (b)

1.   We note the partial amendments to Form 10-K and Form 10-Q reports filed on June 26, 2007 and your response to comment 3 of our letter dated May 31, 2007. However, as requested in our prior comment, you must file the entire Form 10-K and Form 10-Q along with properly dated and signed new certifications. Accordingly, please file full amendments to Form 10-K for the year ended December 31, 2006, and to Form 10-Q for the quarter ended March 31, 2007.

General

Please file the required amendments to address our comment within ten business days from the date of this letter.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief